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                                                                       Exhibit 2
                                                         Box 5000
                                                         1495 Steiger Lake Lane
                                                         Victoria, MN 55386
                                                         (612) 443-2500
                                                         Fax (612) 443-2668

                                                                    [LOGO]

                                 March 20, 1998

Dear Shareholder:

    You have recently received an Offer to Purchase your shares of HEI, Inc. Common Stock. Despite calls you may be receiving, you do NOT need to respond to this offer, and the Board of Directors unanimously recommends that you NOT tender your shares to the Bidder. The enclosed Schedule 14D-9 sets forth our reasons for this recommendation.

    In short, we believe you should NOT tender your shares because, among other things:

    - The offer is for only 11.5% of the shares.

    - Mr. Fant has provided no meaningful information regarding his plans and proposals for "maximizing value for all shareholders," despite the Board's repeated requests. Instead, he decided to proceed with his offer and impose on the Company the expense of responding.

    - Mr. Fant has not explained why he needs complete control of the Board in order for the Company to implement his plans and proposals or why, as a less than 30% shareholder, he is entitled to control the Board.

    - Mr. Fant's offer is conditioned on the Board taking certain actions, including voluntarily giving him control of the Board although he has given us no meaningful information regarding his plans, proposals or nominees or explained why he is entitled to full control with less than 30% ownership. These conditions are Mr. Fant's, not the Board's. Mr. Fant can waive these conditions. Your Board will not take action that would be contrary to the interests of ALL shareholders. Moreover, Mr. Fant has structured the offer in a manner that he should have known would be unacceptable to the Board and the offer is so highly conditional that we question whether he intends to purchase any tendered shares.

    You shouldn't be confused by misleading claims Mr. Fant has made regarding the Company in his offer and correspondence.

    - For example, he attacks the Company's stock compensation program as inappropriate when, in fact, the Company's compensation program is well within industry standards. He also claims that only top management benefits from these programs when, in fact, several other managers and key employees receive stock options and all employees may participate in a plan that allows them to purchase stock at a discount through payroll deductions. The Company's compensation programs are designed and intended to attract and retain qualified personnel in a tight labor market and were carefully considered by the Board. Options granted to the independent directors (three of the four current directors) have been at market value, and your directors will be rewarded only if the Company prospers.

    - In addition, his claim in a recent letter to shareholders that you will receive an immediate 25% cash premium over the recent market price fails to point out that only 11.5% of the outstanding stock will receive $8 per share--the remaining 70% will receive NOTHING from the offer, and have been provided no information regarding the future of the Company under Mr. Fant's management.

    - Mr. Fant also attacks the Company's operating results despite 26 straight profitable quarters under current management of the Company (until the loss in the first quarter of fiscal 1998) and annual
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      revenues growing from just under $9 million in fiscal 1990 to $31 million in fiscal 1997. Fiscal 1997 was the Company's best year ever--for both revenues and earnings. The stock price dropped following the unexpected announcement in March 1997 that the Company's biggest customer was taking its business in house and "offshore." Management has taken aggressive action to address this development, and in the second quarter of fiscal 1998 the Company returned to profitability, in part as a result of new, replacement business. The Board has complete confidence in your management and believes that Mr. Fant may be attempting to exploit this recent loss of a major customer as well as being attracted to the $13 million in cash that HEI has accumulated since 1990.

    The Board of Directors, after considering the information provided and the demands made by Mr. Fant, UNANIMOUSLY RECOMMENDS that you reject the offer and not tender your shares. Our concern is the welfare of all of the Company's shareholders, and we view this offer (and its consummation) to be detrimental to those interests.

    If you have any questions or concerns regarding the offer or the Board's recommendation, please contact Eugene W. Courtney, President and Chief Executive Officer, or Jerald H. Mortenson, Vice President--Finance and Administration, at
(612) 443-2500.

                                          Sincerely,
                                          HEI, Inc. Board of Directors
                                               Robert L. Brueck
                                               Eugene W. Courtney
                                               William R. Franta
                                               Frederick M. Zimmerman

REMEMBER, you do NOT have to tender your shares or RESPOND in any way to the offer. If you have tendered your shares, you have the right to WITHDRAW them. The procedure for withdrawing previously tendered shares is described in Section 3, page 13, of the Offer to Purchase dated March 10, 1998.